FIRST AMENDMENT TO
QUEST MINERALS & MINING CORP.
CONVERTIBLE PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONVERTIBLE PROMISSORY NOTE (“First Amendment”) is made and entered into as of February 5, 2010, by and among Quest Minerals & Mining Corp., a Utah corporation (“Maker”) and Lachhman Mendiratta (“Payee”).

RECITALS

WHEREAS, on October 14, 2009, Maker issued a convertible promissory note (the “Note”), pursuant to which it promised to pay to the order of Payee, the principal amount of ONE HUNDRED TWENTY FIVE THOUSAND DOLLARS ($125,000.00), together with interest incurred thereon, as therein provided.  The Note is incorporated into this First Amendment by this reference, and all defined terms in the Note shall have the same meaning in this First Amendment;

WHEREAS, due to an inadvertent mistake of the Maker, the Conversion Price of the Note is incorrect, which mistake was not realized by the Maker or the Payee at time of execution of the Note;

WHEREA, the Maker and the Payee have determined that it is advisable and in their best interests to amend the Note to correctly reflect the intended Conversion Price agreed upon by the parties and to reduce the Interest Rate of the Note;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Maker and the Payee hereby agree as follows:

AGREEMENT

1.           Incorporation of Recitals. The Recitals set forth above are herein incorporated into this First Amendment.

2.           Amendment to Note.

a.           The Interest Rate set forth in Section 1 of the Note shall be reduced to 5% per annum from 6% per annum.

b.           The definition of “Conversion Price” contained in the Section 14 of the Note is hereby amended by deleting the definition contained in the Note in its entirety inserting in lieu thereof the following:

1

“Conversion Price” shall be $0.001 per share; provided, however, that if, the Per Share Market Value of the Common Stock is less than $0.003 for two (2) consecutive trading days, the Conversion Price will be reduced to $0.0005 per share; provided, further, the Per Share Market Value of the Common Stock is less than $0.0015 for two (2) consecutive trading days, the Conversion Price will be reduced to $0.0001 per share; and provided further that there shall be no adjustment to the Conversion Price in the event that the Company, at any time while this Note is outstanding, (a) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the Common Stock any shares of its capital stock.

3.           Modification.  This First Amendment shall be deemed a modification of the Agreement.  Except as specifically modified hereby, the Agreement shall be deemed controlling and effective, and the parties hereby agree to be bound by each of its terms and conditions.

4.           Counterparts.  This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound, have each executed this First Amendment on the date set forth above.

“MAKER”

QUEST MINERALS & MINING CORP.

By:	/s/ Eugene Chiaramonte, Jr.
Name: Eugene Chiaramonte, Jr.
Title: President

“PAYEE”

/s/ Lachhman Mendiratta
Lachhman Mendiratta